Exhibit 23.1


                    Consent of Independent Accountants

         We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 No. 333-XXXXX) and related Prospectus of Jefferson Smurfit Corporation (JSC) for the registration of 4,675,000 shares of its common stock to holders of Stone Container Corporation 6 3/4% Convertible Subordinated Debentures due 2007 and shares of Series E Cumulative Convertible Exchangeable Preferred Stock and to the incorporation by reference therein of our reports dated January 22, 1998, with respect to the consolidated financial statements and schedule of JSC included in JSC's Annual Report on Form 10-K for the year ended December 31, 1997 and JSCE, Inc. (JSCE) included in JSCE's Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Securities and Exchange Commission.

                                                           Ernst & Young LLP


St. Louis, Missouri
November 9, 1998